Exhibit 3.5

SECOND RESTATED

CERTIFICATE OF INCORPORATION

OF

CLEARSOURCE, INC.

(Originally filed under the name of “Home Data, Inc.”)

The undersigned hereby certifies that: Section 242 & 245

(a)	The name of the Corporation is ClearSource, Inc. and the date of filing of the Restated Certificate of Incorporation of this Corporation with the Secretary of State of Delaware was July 15, 1998 and the date of filing of the original Certificate of Incorporation with the Secretary of State of Delaware of this Corporation was January 16, 1998.

(b)	He is the duty elected and acting President of ClearSource, Inc., a Delaware corporation.

(c)	The Certificate of Incorporation is hereby amended and restated to read as follows:

ARTICLE ONE

The name of the corporation is ClearSource, Inc. (the “Corporation”).

ARTICLE TWO

The address of the Corporation’s registered office in the State of Delaware is 1013 Centre Road, Wilmington, County of New Castle, Delaware, 19805. The name of its registered agent at such address is Corporation Service Company.

ARTICLE THREE

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE FOUR

Part A. Authorized Shares

1. This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock which the Corporation has authority to issue is Forty-three million four hundred fifty-two thousand three hundred ninety-two (43,452,392) shares, each with a par value of $0.01 per share, consisting of:

(a)	Nineteen million five hundred ninety-eight thousand three hundred thirty-five (19,598,335) shares of Preferred Stock (“Preferred Stock”); and

(b)	Twenty-three million eight hundred fifty-four thousand fifty-seven (23,854,057) shares of Common Stock, (“Common Stock”).

The shares of Preferred Stock and Common Stock shall have the rights, preferences and limitations set forth below.

Part B. Preferred Stock

The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized, within the limitations and restrictions stated in this Second Restated Certificate of Incorporation, to provide for the issue of all or any of the shares of Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designations, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such shares and as may be permitted by the General Corporation Law of the State of Delaware. The Board of Directors is also authorized to increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

Rights. Preferences and Privileges of Preferred Stock

This Corporation shall have two series of Preferred Stock consisting of:

(a)	Seven million ninety-eight thousand three hundred thirty-five (7,098,335) of the authorized shares of Preferred Stock are hereby designated “Series A Preferred Stock” (“Series A Preferred”); and

(b)	Twelve million five hundred thousand (12,500,000) of the authorized shares of Preferred Stock are hereby designated “Series B Preferred Stock” (“Series B Preferred”).

Together, the Series A Preferred and the Series B Preferred shall hereinafter be referred to as the “Preferred Stock.”

The rights, preferences, privileges, restrictions and other matters relating to the Series A Preferred and Series B Preferred are as follows:

1.	Dividend Rights.

Holders of Series A Preferred and Series B Preferred, prior and in preference to the holders of the Common Stock, shall be entitled to receive dividends, when, as and if declared by the Board of Directors, but only out of funds legally available therefor. In the event that the Company declares or pays any dividends upon the Series A Preferred (whether payable in cash, securities or other property), the Company shall also declare and pay dividends in the same amount per share on the Series B Preferred at the same time that it declares and pays such dividends to the holders of the Series A Preferred.

2.	Voting Rights.

(a) Generally. Except as otherwise provided herein or as required by law, the Series A Preferred and Series B Preferred shall vote with the shares of the Common Stock of the Corporation (and not as a separate class) at any annual or special meeting of stockholders of the Corporation, and may act by written consent in the same manner as the Common Stock (as defined below), in either case upon the following basis: each holder of shares of Series A Preferred and Series B Preferred shall be entitled to such number of votes as shall be equal to the whole number of shares of Common Stock into which such holder’s aggregate number of shares of Series A Preferred and Series B Preferred are convertible (pursuant to Section 4 below) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent.

(b) Class Vote Requirement. In addition to any other vote or consent required herein or by law, the affirmative vote or written consent of the holders of a majority of the shares of Series A Preferred and Series B Preferred then outstanding plus shares of Series A Preferred and Series B Preferred then committed to be purchased (the “Committed Shares”) by the holders of Series A Preferred and Series B Preferred, respectively, pursuant to that certain Series A Preferred Stock Purchase Agreement dated as of July 15, 1998, as amended September 25,1998 and February 25, 1999 (as amended from time to time the “Series A Purchase Agreement”) and that certain Series B Preferred Stock Purchase Agreement dated as of July 27,1999 and as amended from time to time (the “Series B Purchase Agreement,” and together with the Series A Purchase Agreement, the “Purchase Agreements”) voting together as a single class as if all of the Committed Shares were outstanding (the “Required Holders”) shall be necessary for effecting or validating the following actions: (i) any amendment, alteration or repeal of any provision of this Second Restated Certificate of Incorporation (this “Restated Certificate”) or the Bylaws of the Corporation, (ii) any authorization or any designation, whether by reclassification or otherwise, of any new class or series of stock or any other securities convertible into equity securities of the Corporation or any authorization, designation or issuance of any shares of Preferred Stock which are in addition to the nineteen million five hundred ninety-eight thousand three hundred thirty-five (19,598,335) shares of Preferred Stock authorized as of the date hereof and issuable on the terms and subject to the conditions set forth in the Purchase Agreements as in existence on the Original Series B Issue Date (as defined in Section 4(c) below), (iii) any merger, consolidation, recapitalization, liquidation, dissolution, winding-up or sale, or other disposition of all or substantially all the assets of the Corporation (whether held directly or indirectly through one or more controlled subsidiaries), other than any such transaction (other than as a sale or other disposition of all or substantially all of the assets of the Corporation) in which the holders of the Corporation’s voting equity securities immediately prior to such transaction continue to beneficially hold a majority of the Corporation’s voting equity securities immediately after such transaction, (iv) any acquisition of substantial assets outside the ordinary course of business or the engagement in any business substantially different than the business of the Corporation as conducted and as proposed to be conducted on the date hereof, and activities incidental thereto, (v) any increase in the amount of Reserved Employee Stock aggregate amount of Reserved Employee Stock exceeding fifteen percent (15%) of the Corporation’s fully-diluted Common Stock on an as-if converted basis, including shares of Series A Preferred and Series B Preferred issued and issuable pursuant to the Purchase Agreements (as the same may be amended after the Original Series B Issue Date), (vi) the engagement in any transaction with an affiliate of the Corporation other than the sale or issuance of equity securities of the Corporation in transactions in which other holders of the Preferred Stock are given the right to participate or such right is waived pursuant to that certain Second Amended and Restated Stockholders Agreement to which the Corporation and the holders of its Preferred Stock, among others, are parties (the “Stockholders Agreement”). In addition to any other vote or consent required herein or by law, the affirmative vote or written consent of the holders of at least sixty percent (60%) of the then outstanding Series A Preferred or Series B Preferred, as the case maybe, voting as separate classes, shall be necessary for effecting or validating any action, including the amendment, alteration, or repeal of any provision of the Restated Certificate of Incorporation, as amended, or the Bylaws of the Corporation, that affects adversely the voting powers, preferences, or other special rights or privileges, qualifications, limitations, or restrictions of the Series A Preferred or Series B Preferred, as applicable. In addition to any other vote or consent required herein or by law, the affirmative vote or written consent of the holders of at least sixty percent (60%) of the then outstanding Series A Preferred and the holders of at least sixty percent (60%) of the then outstanding Series B Preferred, voting as separate classes, shall be necessary for to (i) effect or validate any redemption or repurchase of any equity securities of the Corporation (except for acquisitions of Preferred Stock permitted under the Purchase Agreements as in existence on the Original Series B Issue Date and Common Stock pursuant to agreements which permit the Corporation to repurchase such securities from employees upon termination of services to the Corporation), or (ii) declare or pay any dividend on, or make any other distribution with respect to, any shares of Common Stock or Preferred Stock (other than a stock split of all Common Stock or all Preferred Stock effected as a stock dividend).

3.	Liquidation.

(a) Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any other equity security of the Corporation, the holders of Series B Preferred shall be entitled to be paid out of the assets of the Corporation an amount with respect to each share of Series B Preferred equal to the sum of Ten Dollars ($10.00) plus all accrued but unpaid dividends thereon (the “Series B Liquidation Value”). If upon any such liquidation, dissolution or winding up of the Corporation, the Corporation’s assets to be distributed among the holders of the Series B Preferred are insufficient to permit payment to such holders of the aggregate amount which they are entitled to be paid under this Section 3(a), then the entire assets available to be distributed to the Corporation’s stockholders shall be distributed pro rata among such holders of Series B Preferred based upon the aggregate Series

B Liquidation Value (plus all accrued and unpaid dividends) in proportion to the full amounts to which they would otherwise be respectively entitled.

(b) After the payment of the full aggregate Series B Liquidation Value as set forth in Section 3(a) above, upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, and before any distribution shall be made to the holders of the Common Stock, the holders of Series A Preferred shall be entitled to be paid out of the assets of the Corporation an amount with respect to each share of Series A Preferred equal to the sum of Six Dollars ($6.00) plus all accrued but unpaid dividends thereon (the “Series A Liquidation Value”). If upon any such liquidation, dissolution or winding up of the Corporation, the Corporation’s assets to be distributed among the holders of the Series A Preferred are insufficient to permit payment to such holders of the aggregate amount which they are entitled to be paid under this Section 3(b), then the entire assets available to be distributed to the Corporation’s stockholders shall be distributed pro rata among such holders of Series A Preferred based upon the aggregate Series A Liquidation Value (plus all accrued and unpaid dividends) in proportion to the full amounts to which they would otherwise be respectively entitled.

(c) After the payment of the full aggregate Series B Liquidation Value and Series A Liquidation Value as set forth in Section 3 (a) and Section 3(b) above, the remaining assets of the Corporation legally available for distribution, if any, shall be distributed to the holders of Common Stock. The holders of Series A Preferred and Series B Preferred shall be entitled to participate in distributions to holders of the Common Stock such that, after giving effect to all distributions pursuant to Section 3(a) and Section 3(b), the holders of Series A Preferred and Series B Preferred receive aggregate distributions equal to the greater of the Series A Preferred liquidation Value or Series B liquidation Value, as the case may be, or the amounts that such holders would have received if the Series A Preferred or Series B Preferred, as the case may be, had been converted into Common Stock immediately prior to such liquidation, dissolution or winding up of the Corporation.

(d) For purposes of Section 3(a) and Section 3(b), at the option of the Required Holders, the following shall be considered a liquidation: (i) a sale or other disposition of all or substantially all of the assets of the Corporation (whether held directly or indirectly through one or more controlled subsidiaries, (ii) any merger or other business consolidation in which the Corporation is not the surviving entity, or (iii) any event which results in the holders of the outstanding capital stock or voting control of the Corporation immediately prior to such event no longer holding a majority of the Corporation’s capital stock or voting control immediately after such event.

4.	Conversion of Preferred Stock.

The holders of the Series A Preferred and Series B Preferred shall have the following rights with respect to the conversion of the Series A Preferred and Series B Preferred into shares of Common Stock:

(a) Optional Conversion. Subject to and in compliance with the provisions of this Section 4, any shares of Preferred Stock may, at the option of the holder, be converted at any time into fully-paid and nonassessable shares of Common Stock. The number of shares of Common Stock to which a holder of Series A Preferred shall be entitled upon conversion shall be the product obtained by multiplying the “Series A Preferred Conversion Rate” then in effect (determined as provided in Section 4(b)) by the number of shares of Series A Preferred being converted, The number of shares of Common Stock to which a holder of Series B Preferred shall be entitled upon conversion shall be the product obtained by multiplying the “Series B Preferred Conversion Rate” then in effect (determined as provided in Section 4(b)) by the number of shares of Series B Preferred being converted.

(b) Conversion Rates. The conversion rate in effect at any time for conversion of the Series A Preferred (the “Series A Preferred Conversion Rate”) shall be the quotient obtained by dividing the “Deemed Series A Preferred Issue Price” by the “Series A Preferred Conversion Price” calculated as provided in Section 4(c). The “Deemed Series A Preferred Issue Price” shall be Six Dollars ($6.00), as appropriately adjusted for any future stock splits, stock combinations, stock dividends or similar transactions affecting the Series A Preferred. The conversion rate in effect at any time for conversion of the Series B Preferred (the “Series B Preferred Conversion Rate”) shall be the quotient obtained by dividing the “Deemed Series B Preferred Issue Price” by the “Series B Preferred Conversion Price” calculated as provided b Section 4(c). The “Deemed Series B Preferred Issue Price” shall be Ten Dollars ($10.00), as appropriately adjusted for any future stock splits, stock combinations, stock dividends or similar transactions affecting the Series B Preferred.

(c) Conversion Price. The conversion price for the Series A Preferred (the “Series A Preferred Conversion Price”) and the Series B Preferred (the “Series B Preferred Conversion Price”) shall initially be Six Dollars ($6.00) and Ten Dollars ($10.00), respectively. Such initial Series A Preferred Conversion Price and such initial Series B Preferred Conversion Price shall be adjusted from time to time in accordance with this Section 4. If and whenever on or after the date of the original issuance of shares of Series B Preferred (the “Original Series B Issue Date”), the Corporation issues or sell*, or in accordance with this Section 4(c) is deemed to have issued or sold, any shares of its Common Stock (other than pursuant to a Permitted Issuance) (as defined in Section S of this Part B) for a consideration per share less than the Series A Preferred Conversion Price or Series B Preferred Conversion Price, as applicable, in effect immediately prior to the time of such issuance or sale, then immediately upon such issuance or sale or deemed issuance or sale the Series A Preferred Conversion Price or Series B Preferred Conversion Price, as applicable, shall be reduced to the amount determined by dividing (a) the sum of (1) the product derived by multiplying the Series A Preferred Conversion Price or Series B Preferred Conversion Price, as applicable, in effect immediately prior to such issuance or sale by the number of shares of Common Stock Deemed Outstanding immediately prior to such issuance or sale, plus (2) the consideration, if any, received or deemed to have been received by the Corporation upon such issuance or sale, by (b) the number of shares of Common Stock Deemed Outstanding immediately after such issuance or sale. All references to the Series A Preferred Conversion Price and Series B Preferred Conversion Price shall mean the Series A Preferred Conversion Price or Series B Preferred Conversion Price, as applicable, as so adjusted. For purposes of determining the adjusted Series A Preferred Conversion Price or Series B Preferred Conversion Price, as the case may be, the following shall be applicable:

(i) Issuance of Rights or Options. If the Corporation in any manner grants or sells any Options (as defined in Section 5 of this Part B) (other than Options for the purchase of Reserved Employee Stock) and the price per share for which Common Stock is issuable upon the exercise of such Options, or upon conversion or exchange of any Convertible Securities issuable upon exercise of such Options, is less than the Series A Preferred Conversion Price or the Series B Preferred Conversion Price in effect immediately prior to the time of the granting or sale of such Options, then the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon conversion or exchange of the total maximum amount of such Convertible Securities issuable upon the exercise of such Options shall be deemed to have been issued and sold by the Corporation at the time of the granting or sale of such Options for such price per share. For purposes of this paragraph, the “price per share for which Common Stock is issuable” shall be determined by dividing (A) the total amount, if any, received or receivable by the Corporation as consideration for the granting or sale of such Options, plus the minimum aggregate amount of additional consideration payable to the Corporation upon exercise of all such Options, plus in the case of such Options which relate to Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable to the Corporation upon the issuance or sale of such Convertible Securities and the conversion or exchange thereof, by (B) the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options. No further adjustment of the Series A Preferred Conversion Price or the Series B Preferred Conversion Price, as the case may be, shall be made when Convertible Securities are actually issued upon the exercise of such Options or when Common Stock is actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(ii) Issuance of Convertible Securities. If the Corporation in any manner issues or sells any Convertible Securities and the price per share for which Common Stock is issuable upon conversion or exchange thereof is less than the Series A Preferred Conversion Price or Series B Preferred Conversion Price, as applicable, in effect immediately prior to the time of such issue or sale, then the maximum number of shares of Common Stock issuable upon conversion or exchange of such Convertible Securities shall be deemed to have been issued and sold by the Corporation at the time of the issuance or sale of such Convertible Securities for such price per share. For the purposes of this paragraph, the “price per share for which Common Stock is issuable” shall be determined by dividing (A) the total amount received or receivable by the Corporation as consideration for the issue or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Corporation upon the conversion or exchange thereof, by (B) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities. No further adjustment of the Series A Preferred Conversion Price or Series B Preferred Conversion Price, as applicable, shall be made when Common Stock is actually issued upon the conversion or exchange of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustments of the Series A Preferred Conversion Price had been or are to be made pursuant to other provisions of this Section 4, no further adjustment of the Series A Preferred Conversion Price or Series B Preferred Conversion Price, as applicable, shall be made by reason of such issue or sale.

(iii) Change in Option Price or Conversion Rate. If the purchase price provided for in any Options (other than Options for the purchase of Reserved Employee Stock), the additional consideration, if any, payable upon the conversion or exchange of any Convertible

Securities, or the rate at which any Convertible Securities are convertible into or exchangeable for Common Stock changes at any time, the Series A Preferred Conversion Price or Series B Preferred Conversion Price, as applicable, in effect at the time of such change shall be immediately adjusted to the Series A Preferred Conversion Price or Series B Preferred Conversion Price, as applicable, which would have been in effect at such time had such Options or Convertible Securities still outstanding provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold.

(iv) Treatment of Expired Options and Unexercised Convertible Securities. Upon the expiration of any Option or the termination of any right to convert or exchange any Convertible Security without the exercise of any such Option or right, the Series A Preferred Conversion Price or Series B Preferred Conversion Price, as applicable, then in effect hereunder shall be adjusted immediately to the Series A Preferred Conversion Price or Series B Preferred Conversion Price, as applicable, which would have been in effect at the time of such expiration or termination had such Option or Convertible Security, to the extent outstanding immediately prior to such expiration or termination, never been issued.

(v) Calculation of Consideration Received. If any Common Stock, Option or Convertible Security is issued or sold or deemed to have been issued or sold for cash, the consideration received therefor shall be deemed to be the amount received by the Corporation therefor (net of discounts, commissions and related expenses). If any Common Stock, Option or Convertible Security is issued or sold for a consideration other than cash,, the amount of the consideration other than cash received by the Corporation shall be the fair value of such consideration. If any Common Stock, Option or Convertible Security is issued to the owners of the non-surviving entity in connection with any merger in which the Corporation is the surviving Corporation, the amount of consideration therefor shall be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Stock, Option or Convertible Security, as the case may be. The fair value of any consideration other than cash and securities shall be determined jointly by the Corporation and the holders of a sixty percent (60%) of the then outstanding Series A Preferred and Series B Preferred plus the Committed Shares. If such parties are unable to reach agreement within a reasonable period of time, the fair value of such consideration shall be determined by an independent appraiser experienced in valuing such type of consideration jointly selected by the Corporation and the holders of a sixty percent (60%) of the then outstanding Series A Preferred and Series B Preferred plus the Committed Shares. The determination of such appraiser shall be final and binding upon the parties, and the fees and expenses of such appraiser shall be borne by the Corporation.

(vi) Integrated Transactions. In case any Option is issued in connection with the issue or sale of other securities of the Corporation, together comprising one integrated transaction in which no specific consideration is allocated to such Option by the parties thereto, the Option shall be deemed to have been issued for a consideration of $0,001.

(vii) Treasury Shares. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the

Corporation or any Subsidiary, and the disposition of any shares so owned or held shall be considered an issue or sale of Common Stock.

(d) Pay to Play Anti-Dilution Adjustment.

(i) If at any time after the Original Series B Issue Date,

(1) the Corporation issues or sells, or in accordance with Section 4(c) is deemed to have issued or sold, additional shares of Preferred Stock, Common Stock or any other securities for an effective price less than the then-effective Series A Preferred Conversion Price or Series B Preferred Conversion Price pursuant to a transaction (the “Dilutive Offering”) in which the holders of Series A Preferred or Series B Preferred are entitled to exercise their preemptive rights (the “Preemptive Rights Offer”) set forth in Section 4.10 of the Stockholders Agreement,

(2) the Corporation has complied with its notice obligations, or such obligations have been waived, under the Preemptive Rights Offer,

(3) the Corporation consummates such Dilutive Offering, and

(4) a holder of Preferred Stock has been provided the opportunity to exercise (in accordance with the terms of the Stockholders Agreement) but does not exercise such holder’s Preemptive Rights Offer to acquire its pro rata share of the Preferred Stock, Common Stock or any other securities offered in such Dilutive Offering (a “Non-Participating Holder”), then, effective upon, subject to, and concurrently with, the consummation of such Dilutive Offering, all of such Non-Participating Holder’s shares of Series A Preferred and Series B Preferred (or such portion of shares of Series A Preferred and Series B Preferred as to which such holder’s Preemptive Rights Offer is not exercised) shall automatically and without any further action on the part of such holder be converted into an equal number of shares of a new series or multiple series of Preferred Stock (such as Series A-1 Preferred Stock) to be designated by the Company’s Board of Directors, whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided, however, that if such new series of Preferred Stock has not been designated at the time of consummation of such Dilutive Offering, such conversion shall occur immediately upon designation. Such new series of Preferred Stock shall have rights, preferences, privileges and restrictions identical to those of the Series A Preferred or Series B Preferred, as applicable; provided, that, the conversion price of such new series of Preferred Stock shall be the Series A Preferred Conversion Price or the Series B Preferred Conversion Price, as applicable, in effect immediately prior to the Dilutive Offering and any such new series of Preferred Stock shall not be entitled to any antidilution adjustments, pursuant to Section 4(c), with respect to such Dilutive Offering.

(ii) Upon conversion pursuant to Section 4(d)(i), the shares of Series A Preferred and Series B Preferred so converted shall be canceled and not be subject to reissuance. The holder of any shares of Series A Preferred and Series B Preferred converted pursuant to Section 4(d)(i) shall surrender the certificate or certificates for the shares to be converted, duly endorsed, at the office of the corporation or any transfer agent for the Series A Preferred and Series B Preferred.

As promptly as practicable thereafter, the Corporation shall issue and deliver to such holder, at an address in the United States or Canada, as designated by such holder, a certificate or certificates for the full number of shares of the new series of Preferred Stock, and such holder shall be deemed to have become a stockholder of record of such new series of Preferred Stock on the date of consummation of the Dilutive Offering.

(e) Stock Splits and Combinations. If the Corporation shall at any time or from time to time effect a subdivision of the outstanding Common Stock without a corresponding subdivision of the Series A Preferred and Series B Preferred, the Series A Preferred Conversion Price and Series B Preferred Conversion Price in effect immediately before that subdivision shall be proportionately decreased. Conversely, if the Corporation shall at any time or from time to time combine the outstanding shares of Common Stock into a smaller number of shares, the Series A Preferred Conversion Price and Series B Preferred Conversion Price in effect immediately before the combination shall be proportionately increased Any adjustments under this Section 4(e) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(f) Common Stock Dividends and Distributions. If the Corporation at any time or from time to time makes or fixes a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock, in each such event the Series A Preferred Conversion Price and Series B Preferred Conversion Price that is then in effect shall be decreased as of the time of such issuance or in the event such record date is fixed, as of the close of business on such record date, by multiplying the Series A Preferred Conversion Price and Series B Preferred Conversion Price then in effect by a fraction (1) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and (2) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the dose of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution; provided however, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series A Preferred Conversion Price and Series B Preferred Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A Preferred Conversion Price and Series B Preferred Conversion Price shall be adjusted pursuant to this Section 4(f) to reflect the actual payment of such dividend or distribution.

(g) Other Dividends and Distributions. If the Corporation at any time or from time to time makes or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation other than shares of Common Stock, in each such event provision shall be made so that the holders of the Series A Preferred and Series B Preferred shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable thereupon, the amount of other securities of the Corporation which they would have received had their Series A Preferred been converted into Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the conversion date, retained such securities receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section 4 with respect to the rights of the holders of the Series A Preferred and Series B Preferred or with respect to such other securities by their terms.

(h) Reclassification, Exchange and Substitution. If, at any time or from time to time, the Common Stock issuable upon the conversion of the Series A Preferred and Series B Preferred is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this Section 4), in any such event each holder of Series A Preferred and Series B Preferred shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable in connection with such recapitalization, reclassification or other change by holders of the maximum number of shares of Common Stock into which such shares of Series A Preferred and Series B Preferred could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustments as provided herein or with respect to such other securities or property by the terms thereof.

(i) Reorganizations, Mergers, Consolidations or Sales of Assets. If, at any time or from time to time, there is a capital reorganization of the Common Stock (other than a recapitalization, subdivision, combination, reclassification, exchange or substitution of shares provided for elsewhere in this Section 4), as a part of such capital reorganization, provision shall be made so that the holders of the Series A Preferred and Series B Preferred shall thereafter be entitled to receive upon conversion of the Series A Preferred and Series B Preferred the number of shares of stock or other securities or property of the Corporation to which a holder of the maximum number of shares of Common Stock deliverable upon conversion would have been entitled in connection with such capital reorganization, subject to adjustment in respect of such stock or securities by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of Series A Preferred and Series B Preferred after the capital reorganization to the end that the provisions of this Section 4 (including adjustment of the Series A Preferred Conversion Price and Series B Preferred Conversion Price then in effect and the number of shares issuable upon conversion of the Series A Preferred and Series B Preferred) shall be applicable after that event and be as nearly equivalent as practicable.

(j) Certificate of Adjustment. In each case of an adjustment or readjustment of the Series A Preferred Conversion Price or Series B Preferred Conversion Price for the number of shares of Common Stock or other securities issuable upon conversion of the Series A Preferred or Series B Preferred, as applicable, the Corporation, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of Series A Preferred or Series B Preferred, as applicable, at the holder’s address as shown in the Corporation’s books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (1) the consideration received or deemed to be received by the Corporation for any additional shares of Common Stock issued or sold or deemed to have been issued or sold, (2) the Series A Preferred Conversion Price or Series B Preferred Conversion Price, as the case may be, at the time in effect, (3) the number of additional shares of Common Stock issued or sold or deemed to have been issued or sold, and (4) the type and amount, if any, of other property which at the time would be received upon conversion of the Series A Preferred or Series B Preferred.

(k) Notices of Record Date. Upon (i) any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any acquisition or other capital reorganization of the Corporation, any reclassification or recapitalization of the capital stock of the Corporation, any merger or consolidation of the Corporation with or into any other corporation, any sale or other disposition of all or substantially all of the assets of the Corporation, or any voluntary or involuntary dissolution, liquidation or winding up of the Corporation, the Corporation shall mail to each holder of Series A Preferred and Series B Preferred at least twenty (20) days prior to the record date specified therein a notice specifying (1) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (2) the date on which any such acquisition, reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up is expected to become effective and (3) the date, if any, that is to be fixed for determining the holders of record of Common Stock (or other securities) that shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such acquisition, reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up.

(l) Automatic Conversion.

(i) Public Offering. Each share of Series A Preferred and Series B Preferred shall automatically be converted into shares of Common Stock, based on the then-effective Series A Preferred Conversion Price or Series B Preferred Conversion Price, as applicable, immediately upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Corporation in which (i) the per share price to the public is at least $30.00 (as adjusted for stock splits, recapitalizations and the like occurring after the date hereof) and (ii) the gross cash proceeds to the Corporation (before underwriting discounts, commissions and fees) are at least $50,000,000 (iii) and the Common Stock shall be listed for quotation on the Nasdaq National Market or on a national securities exchange. Upon such automatic conversion, all declared but unpaid dividends, if any, shall be paid in accordance with Section 4(m).

(ii) Failure to Contribute at a Subsequent Closing.

a. For purposes of this Section 4(1)(ii), “Non-participating Purchaser” shall mean any Purchaser (as defined in the Purchase Agreements), that does not purchase all of the shares of Preferred Stock which it is otherwise obligated to purchase at a Subsequent Closing (as defined in the Purchase Agreements) in accordance with the terms and subject to the conditions of the Purchase Agreements. Terms used but not otherwise defined in this Section 4(1)(ii) shall have the respective meanings given to them in the applicable Purchase Agreement.

b. Each share of Series A Preferred or Series B Preferred held by each Non-participating Purchaser that is not purchased or reacquired by the Company or the Other

Purchasers pursuant to Section 2.4 of the Purchase Agreements shall, immediately following the Repurchase Closing or Call Closing, as the case may be, or, if no Repurchase Notice or Call Notice is delivered to the holder or holders of Repurchase Shares or Called Shares, as applicable, within the Repurchase Notice Period or Call Notice Period, as applicable, then immediately upon expiration of the Repurchase Notice Period or Call Notice Period, shall be automatically converted into such number of shares of Common Stock as is determined by multiplying the Series A Preferred Conversion Rate or Series B Preferred Conversion Rate, as applicable, by the number of shares of Series A Preferred or Series B Preferred, as applicable, held by such Non-participating Purchaser. As of the time of such automatic conversion, shares of Series A Preferred or Series B Preferred, as applicable, converted pursuant to this Section 4(1)(ii) shall no longer be outstanding on the books of the Corporation and the Non-participating Purchasers shall be treated for all purposes as the record holder of the shares of Common Stock issued upon conversion thereof on the date of such Subsequent Closing. In no event shall any share of Series A Preferred or Series B Preferred, as applicable, be automatically converted into a share of Common Stock pursuant to this Section 4(1)(ii) unless it constitutes a Repurchase Share or Callable Share, as applicable. Nothing contained in Section 4(l)(ii) shall be deemed to limit any remedy the Corporation may have against a Non-participating Purchaser under the Purchase Agreements or otherwise.

(m) Mechanics of Conversion.

(i) Optional Conversion. Each holder of Series A Preferred or Series B Preferred who desires to convert the same into shares of Common Stock pursuant to this Section 4 shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or any transfer agent for the Series A Preferred or Series B Preferred, as applicable, and shall give written notice to the Corporation at such office that such holder elects to convert the same. Such notice shall state the number of shares of Series A Preferred or Series B Preferred, as the case may be, being converted. Thereupon, the Corporation shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and shall promptly pay in cash or, to the extent sufficient funds are not then legally available therefor, in Common Stock (at the Common Stock’s fair market value determined by the Board of Directors as of the date of such conversion), any declared but unpaid dividends on the shares of Series A Preferred or Series B Preferred, as applicable, being converted. Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificate representing the shares of Series A Preferred or Series B Preferred, as applicable, to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.

(ii) Automatic Conversion. Upon the occurrence of the event specified in Section 4(1) above, the outstanding shares of Series A Preferred or Series B Preferred, as applicable, shall be converted into Common Stock automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Series A Preferred or Series B Preferred, as applicable, are either delivered to the Corporation or its transfer agent as provided below, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Upon surrender by any bolder of the certificates formerly representing shares of Series A Preferred or Series B Preferred, as applicable, at the office of the Corporation or any transfer agent for the Series A Preferred or Series B Preferred, as applicable, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Series A Preferred or Series B Preferred, as applicable, surrendered were convertible on the date on which such automatic conversion occurred, and the Corporation shall promptly pay in cash or, at the option of the Corporation, Common Stock (at the Common Stock’s fair market value determined by the Board as of the date of such conversion) or, at the option of the Corporation, a combination of both cash and Common Stock, all declared and unpaid dividends on the shares of Series A Preferred or Series B Preferred which are automatically converted. Until surrendered as provided above, each certificate formerly representing shares of Series A Preferred or Series B Preferred shall be deemed for all corporate purposes to represent the number of shares of Common Stock resulting from such automatic conversion.

(n) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of Series A Preferred or Series B Preferred. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series A Preferred or Series B Preferred by a holder thereof shall be aggregated for purposes of determination whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Corporation shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the Common Stock’s fair market value (as determined in good faith by the Board) on the date of conversion.

(o) Reservation of Common Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock sufficient Reserved Employee Stock, as well as such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A Preferred and Series B Preferred. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to satisfy the needs of Reserved Employee Stock or to effect the conversion of all then outstanding shares of the Series A Preferred and Series B Preferred, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(p) No Reissuance of Series A Preferred or Series B Preferred. No share or shares of Series A Preferred and Series B Preferred acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued.

5. Certain Definitions.

An “affiliate” of, or person “affiliated” with, a specified person means a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a person whether through the ownership of voting securities, contract or otherwise, provided, however, an individual shall not be deemed an affiliate solely because such individual serves as a director, including as chairman of the Board of Directors, of a corporation, or in a similar capacity with respect to a limited liability company, partnership or other entity.

“Callable Shares” means the shares of Series B Preferred Stock subject to reacquisition by the Corporation in accordance with Section 2.4 of the Series B Purchase Agreement.

“Common Stock Deemed Outstanding” means, at any given time, the sum of the number of shares of Common Stock actually outstanding at such time, plus the number of shares of Common Stock deemed to have been issued pursuant to subparagraphs 4(c)(i) and 4(c)(ii) hereof whether or not the Options or Convertible Securities are actually exercisable at such time.

“Convertible Securities” means any stock or securities directly or indirectly convertible into or exchangeable for Common Stock.

“Options” means any rights, warrants or options to subscribe for or purchase Common Stock or Convertible Securities.

“Permitted Issuance” means (i) any issuance of Common Stock upon conversion of shares of Series A Preferred and Series B Preferred, and (ii) issuances of Reserved Employee Stock.

“Reserved Employee Stock” means shares of Common Stock issuable to employees, directors or consultants of the Corporation pursuant to incentive compensation plan(s) of the Corporation which have been approved and adopted by the Corporation’s Board of Directors.

“Subsidiary” means any Corporation of which the shares of outstanding capital stock possessing the voting power (under ordinary circumstances) in electing the board of directors are, at the time as of which any determination is being made, owned by the Corporation either directly or indirectly through Subsidiaries.

Part C. Common Stock

1.	Recapitalization.

(a) Effective upon the filing of this Restated Certificate, each share of Series A Common Stock of the Company, $0.01 par value per share, shall be automatically reclassified as one share of Common Stock without any further action by the holders of such shares and regardless of whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock so reclassified unless the certificates evidencing such shares of Series A Common Stock are either delivered to the Corporation or its transfer agent as provided below, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Upon surrender by any holder of the certificates formerly representing shares of Series A Common Stock at the office of the Corporation or any transfer agent for the Series A Common Stock there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for one share of Common Stock for each share of Series A Common Stock surrendered. Until surrendered as provided above, each certificate formerly representing shares of Series A Common Stock shall be deemed for all corporate purposes to represent the number of shares of Common Stock resulting from this automatic conversion.

(b) Prior to the time of filing of this Restated Certificate, all of the shares of the Series B Common Stock of the Company, $0.01 par value per share were converted into such number of shares of Series A Common Stock to which the holders of the Series B Common Stock were entitled pursuant to Article IV, Part C, Section 4 in the Corporation’s Restated Certificate of Incorporation filed on July 15, 1998, as amended, and no such snares were outstanding on the date of filing this Restated Certificate.

2.	Dividend Rights.

As and when dividends are declared or paid thereon, whether in cash, property or securities of the Corporation, the holders of Common Stock shall be entitled to participate in such dividends ratably on a per share basis. The right of the holders of Common Stock to receive dividends are subject to any provisions of any Preferred Stock then outstanding.

3.	Voting Rights.

Except as otherwise provided below and elsewhere in this Article Four with respect to the Series A Preferred and Series B Preferred or as otherwise required by applicable law, the holders of Common Stock shall vote as a single class on all matters to be voted on by the stockholders of the Corporation.

4.	Liquidation.

Subject to the provisions of any Preferred Stock then outstanding, the holders of Common Stock shall be entitled to participate ratably on a per share basis in all distributions to the holders of Common Stock in any liquidation, dissolution or winding up of the Corporation.

Part D. General Provisions.

1.	Notices.

Any notice required by the provisions of this Restated Certificate of Incorporation shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt. All notices to stockholders shall be addressed to each holder of record at the address of such holder appearing on the books of the Corporation.

2.	Amendment and Waiver.

In addition to any other vote or consent required herein or by law, no amendment, modification or waiver of any of the terms or provisions of the Series A Preferred or Series B Preferred shall be binding or effective without the prior written consent of the Required Holders and no change in the terms thereof may be accomplished by merger or consolidation of the Corporation with another corporation or entity unless the Corporation has obtained the prior written consent of the Required Holders. Any amendment, modification or waiver of any of the terms or provisions of the Series A Preferred or Series B Preferred by the Required Holders, including, without limitation, any of the terms and provisions of Article IV, Part B, Section 4(c) governing adjustments to the Series A Preferred Conversion Price and Series B Preferred Conversion Price, whether prospective or retroactively effective, shall be binding upon all holders of Series A Preferred or Series B Preferred, as applicable.

3.	Registration of Transfer.

The Corporation shall keep at its principal office a register for the registration of the Preferred Stock and Common Stock. Upon the surrender of any certificate representing Preferred Stock or Common Stock at such place, the Corporation shall, at the request of the record holder of such certificate, execute and deliver (at the Corporation’s expense) a new certificate or certificates in exchange therefor representing in the aggregate the number of shares represented by the surrendered certificate. Each such new certificate shall be registered in such name and shall represent such number of shares as is requested by the holder of the surrendered certificate and shall be substantially identical in form to the surrendered certificate. The Corporation shall not close its books against the transfer of shares of Common Stock or Preferred Stock in any manner which would interfere with the timely conversion of any shares of Common Stock or Preferred Stock.

4.	Replacement.

Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered holder shall be satisfactory) of the ownership and loss, theft, destruction or mutilation of any certificate evidencing shares of Preferred Stock or Common Stock, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Corporation (provided that if the holder is a financial institution or other institutional investor its own agreement shall be satisfactory), or in the case of any such mutilation upon surrender of such certificate, the Corporation shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of such class represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

5.	Payment of Taxes.

The Corporation will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Series A Preferred or Series B Preferred, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Series A Preferred or Series B Preferred so converted were registered.

6.	No Dilution or Impairment.

The Corporation shall not amend its Certificate of Incorporation, as amended, or participate in any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, for the purpose of avoiding or seeking to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation.

ARTICLE FIVE

The Corporation is to have perpetual existence.

ARTICLE SIX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, alter or repeal the Bylaws of the Corporation

ARTICLE SEVEN

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation. Election of directors need not be by written ballot unless the Bylaws of the Corporation so provide.

ARTICLE EIGHT

The Corporation shall indemnify, to the fullest extent permitted by Section 145 of the General Corporation Law of Delaware, as amended from time to time, all persons who it may indemnify pursuant thereto. The personal liability of a director of the Corporation to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director shall be limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as it now exists or may hereafter be amended. Any repeal or modification of this Article by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

ARTICLE NINE

The Corporation expressly elects not to be governed by Section 203 of the General Corporation Law of the State of Delaware.

* * *

A. This Second Restated Certificate of Incorporation has been duly approved by the Board of Directors of this Corporation.

B. This Second Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Sections 228 and 245 of the General Corporation Law of the State of Delaware by the Board of Directors and the stockholders of the Corporation.

IN WITNESS WHEREOF, ClearSource, Inc. has caused this Second Restated Certificate of Incorporation to be signed by its President in Austin, Texas this 27th day of July, 1999.

By:	/s/ Terrell Alan Poth

Name:	Terrell Alan Poth
Title:	President

CERTIFICATE OF AMENDMENT OF

SECOND RESTATED CERTIFICATE OF INCORPORATION OF

CLEARSOURCE, INC.

CLEARSOURCE, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY as follows:

First: The Board of Directors of the Corporation duly adopted a resolution declaring advisable and submitting for the approval of the stockholders of the Corporation entitled to vote thereon a proposed amendment to the Corporation’s Second Restated Certificate of Incorporation.

Second: Thereafter, acting by written consent in lieu of a special meeting of stockholders pursuant to Section 228 of the Delaware General Corporation Law, the proposed amendment to the Corporation’s Second Restated Certificate of Incorporation was duly adopted by the stockholders of the Corporation in accordance with Section 242 thereof.

Third: The Corporation’s Second Restated Certificate of Incorporation is hereby amended as set forth on Exhibit A hereto.

IN WITNESS WHEREOF, ClearSource, Inc. has caused this Certificate to be signed by Terrell Alan Poth, its President, this 24th day of August, 1999.

CLEARSOURCE, INC.

By:	/s/ Terrell Alan Poth

Name:	Terrell Alan Poth
Title:	President

EXHIBIT A

AMENDMENT TO SECOND RESTATED

CERTIFICATE OF INCORPORATION OF

CLEARSOURCE, INC.

1. The second sentence of Part A of Article Four is hereby amended and restated in its entirety to read as follows:

“The total number of shares of capital stock which the Corporation has authority to issue is Forty-three million six hundred sixty-six thousand three hundred forty-two (43,666,342) shares, each with a par value of $0.01 per share, consisting of:

(a) Nineteen million seven hundred five thousand three hundred ten (19,705,310) shares of Preferred Stock (“Preferred Stock”); and

(b) Twenty-three million nine hundred sixty-one thousand thirty-two (23,961,032) shares of Common Stock (“Common Stock”).”

2. The phrase “Twelve million five hundred thousand (12,500,000)” contained in subparagraph (b) of the first sentence following the caption “Rights, Preferences and Privileges of Preferred Stock” in Part B of Article 4 is hereby amended and replaced by the phrase “Twelve million six hundred six thousand nine hundred seventy-five (12,606,975).”

3. The phrase “nineteen million five hundred ninety-eight thousand three hundred thirty-five (19,398,335)” contained in paragraph 2(b)(ii) of Part B of Article Four is hereby amended and replaced by the phrase “nineteen million seven hundred five thousand three hundred ten (19,705,310).”

4. Except as provided above, the Corporation’s Second Restated Certificate of Incorporation shall remain in full force and effect in accordance with its terms.